Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrownrowe.com

Philip J. Niehoff
Direct Tel (312) 701-7843
Direct Fax (312) 706-8180
pniehoff@mayerbrownrowe.com

July 15, 2005

U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Re:	Residential Capital Corporation Form S-4 Form 10

Ladies and Gentlemen:

     Residential Capital Corporation (“ResCap”), an indirect wholly-owned subsidiary of General Motors Corporation and General Motors Acceptance Corporation, has today filed with the Securities and Exchange Commission a registration statement on Form S-4 (the “Form S-4”) and a registration statement on Form 10 (the “Form 10”).

Form S-4

     The Form S-4 is being filed in connection with an offer to exchange registered debt securities of ResCap for outstanding debt securities of ResCap that were issued in June 2005 in transactions exempt from the registration requirements of the Securities Act of 1933. In making the exchange offer, ResCap is relying on the staff’s no-action letters issued to Exxon Capital Holdings Corp. (May 13, 1988) (“Exxon Capital”), Morgan Stanley & Co. Incorporated (June 5, 1991) (“Morgan Stanley”); and Mary Kay Cosmetics, Inc. (June 5, 1991) (“Mary Kay”), and related no-action letters.

     ResCap hereby represents that it has not entered into any arrangement or understanding with any person to distribute the registered notes to be received in the exchange offer and, to the best of its information and belief, each person participating in the exchange offer is acquiring the registered notes in its ordinary course of business and has no arrangement or understanding with any other person to participate in the distribution of the registered notes. In this regard, ResCap represents that it will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if such person is participating in the exchange offer for the purpose of distributing the registered notes, such person (i) could not rely on the staff’s position enunciated in the Exxon Capital, Morgan Stanley and Mary Kay no-action letters or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. ResCap hereby acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the registered notes should be

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U.S. Securities and Exchange Commission
July 15, 2005

covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

     The sections of the Form S-4 captioned “Risk Factors”, “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are substantially identical to the similarly captioned sections in the Form 10.

Form 10

     ResCap is filing the Form 10 to register its common stock under the Securities Exchange Act of 1934. When the Form 10 is effective, ResCap intends to file a shelf registration statement on Form S-3 to register non-convertible investment grade debt for future issuance that incorporates the Form 10 by reference.

     As discussed with Paula Dubberly, David Lynn and Andrew Brady, and in reliance on the staff’s letters to NationsBank Corporation (September 19, 1995) and GE Global Insurance Holding Corporation (June 21, 1995), because ResCap is a wholly-owned subsidiary of a reporting company under the Securities Exchange Act of 1934 and meets the other requirements of General Instruction I to Form 10-K, ResCap has prepared the Form 10 in accordance with the provisions of General Instruction I, including omitting certain information otherwise required by Form 10.

     As indicated above, Item 1. – Business, Item 2. – Financial Information, Item 3. – Properties, Item 8. – Legal Proceedings, Item 12. – Indemnification of Directors and Officers and Item 13. – Financial Statements and Supplementary Data are substantially identical to similarly captioned sections in the Form S-4.

     If you have any questions regarding the above information or the Form S-4 or Form 10, please contact me at (312) 701-7843 or my colleague, Brian May at (312) 701-8990.

Very truly yours,

/s/ Philip J. Niehoff

Philip J. Niehoff